May 15, 2026

Rashed Dewan
Chief Financial Officer
Profound Medical Corp.
2400 Skymark Avenue, Unit 6
Mississauga, Ontario
Canada, L4W 5K5

        Re: Profound Medical Corp.
            Registration Statement on Form S-3
            Filed May 12, 2026
            File No. 333-295811
Dear Rashed Dewan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Jeffrey P. Schultz, Esq.